

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 21, 2024

Darryl Nakamoto
Chief Executive Officer
Pono Capital Two, Inc.
643 Ilalo St. #102
Honolulu, Hawaii 96813

> **Re: Pono Capital Two, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed June 17, 2024**
> **File No. 001-41462**

Dear Darryl Nakamoto:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed June 17, 2024

Note 2(r), page F-65

1. We have read your response to prior comment 7 and reissue in part. You state that these MC investments "represent probable future benefit to be realized at the time of dissolution of MCs or the equity interests being sold." Since the MC's are non-profit entities, it is not clear how you reasonably concluded that it is probable that their residual interests upon liquidation would equal or exceed their carrying value as of the Balance Sheet date. For Medical Corporation Jukeikai and for Medical Corporation Ritz Cosmetic Surgery, please provide us the following data for the period ended December 31, 2023: carrying value of the investment; the MC's annual sales; the MC's annual net income (loss); the operating performance measure used in your impairment test; the MC's total assets; the MC's total liabilities; and the estimated residual value at dissolution. We note in your response that you have access to MCs' financial information and test impairment based on the MC's operating performance.

Note 15, page F-84

2.   Please explain how the September 8, 2023 recapitalization was accounted for in the prior period EPS data presented on pages F-55 and F-99.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Alexandria E. Kane, Esq.